SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997
                          ------------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________

                        Commission file number 1-724
                                               -----

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan for Hourly Associates and PVH Associates Investment Plan for Salaried Associates

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    ASSOCIATES INVESTMENT PLANS


Date:  June 26, 1998                By /s/ Pamela N. Hootkin
                                      ----------------------------
                                      Pamela N. Hootkin, Member of
                                      Administrative Committee

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996

                                    Contents

Report of Independent Auditors.............................................. F-2

Financial Statements

Statements of Net Assets Available for Plan Benefits........................ F-3
Statements of Changes in Net Assets Available for Plan Benefits............. F-4
Notes to Financial Statements............................................... F-5

Supplemental Schedules

AIP Master Trust Assets Held for Investment Purposes........................F-15
AIP Master Trust Reportable Transactions....................................F-16

Note: A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions. Parties-in-interest transactions are prohibited by the Employee Retirement Income Security Act of 197 (ERISA), Section 406, and there is no statutory or administrative exemption.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
   Associates Investment Plan for Hourly Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Hourly Associates as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of AIP Master Trust Assets Held for Investment Purposes as of December 31, 1997, and AIP Master Trust Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 18, 1998

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

              Statements of Net Assets Available for Plan Benefits

                                                              December 31
                                                          1997           1996
                                                       -------------------------
Assets
Investments, at fair value (Notes A and F):
   Shares of registered investment companies:
     Equity Fund                                       $1,351,523     $1,008,380
     Bond Fund                                            316,250        275,456
     Balanced Fund                                        932,262        725,489
     International Fund                                   252,818        175,227
   Common Stock--Employer Company Fund                  3,999,372      4,474,122
   Common Trust Fund *                                  2,361,276      2,528,399
   Participant loans receivable                           254,492        178,488
                                                       -------------------------
Total investments                                       9,467,993      9,365,561

Liabilities                                                    --             --
                                                       =========================
Net assets available for plan benefits                 $9,467,993     $9,365,561
                                                       =========================

* Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
Fund).

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

         Statements of Changes in Net Assets Available for Plan Benefits

                                                                 Year ended December 31
                                                                   1997           1996
                                                                -------------------------
Additions
Net transfer from the Associates Investment Plan of PVH
   (Crystal Brands Division)                                    $   10,560     $     --

Contributions:
   Employer Company, net of forfeitures                            207,366        280,071
   Participants                                                    699,527        738,451
                                                                -------------------------
                                                                   906,893      1,018,522
Interest and investment income                                     236,713        244,897
                                                                -------------------------
Total additions                                                  1,154,166      1,263,419
                                                                -------------------------

Deductions
Net transfer to the PVH Associates Investment Plan for
   Salaried Associates                                             155,597        210,184
Payments to participants                                         1,212,919      1,738,933
                                                                -------------------------
Total deductions                                                 1,368,516      1,949,117
                                                                -------------------------
Net realized and unrealized appreciation of investments
   (Note F)                                                        316,782      1,513,860
                                                                -------------------------
Net increase                                                       102,432        828,162
Net assets available for plan benefits at beginning of year      9,365,561      8,537,399
                                                                =========================
Net assets available for plan benefits at end of year           $9,467,993     $9,365,561
                                                                =========================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                          Notes to Financial Statements

                                December 31, 1997

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Hourly Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

On October 1, 1997, the net assets of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Crystal Brands Plan") associated with hourly associates merged into the Plan. All assets of the Crystal Brands Plan were held by State Street Bank (trustee of the Crystal Brands Plan through September 30, 1997). All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1, 1997) in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust").

General

The Plan is a defined contribution plan covering hourly production and retail field employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Company's contributions, and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct a portion of the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustees in common shares of the Company. Common shares of the Company are purchased by the trustees in the open market.

      Money Market Fund: Funds are invested by the trustees in short-term obligations and money market instruments.

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stocks (Fidelity Growth & Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks and bonds (Fidelity Puritan Fund).

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. Purchases and sales of securities are reflected on a trade date basis.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies (continued)

All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1, 1997), collectively "the trustees" of the Plan, in the AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits. The AIP Master Trust's investments includes an interest contract with an insurance company that has been placed into conservatorship. The Plan does not have a beneficial interest in this interest contract.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1997 and 1996, the AIP Master Trust purchased 41,891 and 101,653 shares, respectively, of the Company's common stock and received $205,332 and $203,852, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 58,705 and 143,919 shares of the Company's common stock during the years ended December 31, 1997 and 1996, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:

                                            Phillips-Van
                                            Heusen Corp.       Money
                                               Common          Market           Bond           Balanced        Equity
                                             Stock Fund         Fund            Fund             Fund           Fund
                                            ----------------------------------------------------------------------------
Net assets at beginning of year             $ 19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953
Interest and investment income                   211,070         551,149         125,621         502,825         330,738
Contributions received:
   Employer Company, net of
     forfeitures
                                               1,620,371         (51,060)             73          (2,835)        (11,499)
   Employees                                     423,500         670,327         350,969       1,193,105       1,963,385
Net realized and unrealized
   appreciation (depreciation)                  (299,112)             --          18,814         854,817       2,721,432
Loans to participants, net of
   repayments                                    (77,679)        (45,092)          4,773         (42,561)        (71,843)
Payments to participants                      (1,962,154)     (1,707,477)       (255,224)       (802,958)     (1,332,908)
Transfers (to) from other accounts              (446,731)       (226,623)        (85,827)        236,828         427,253
Transfer from AIP of PVH (Crystal
   Brands Division)                              824,021       2,975,961         337,257       1,697,317       2,752,294
                                            ----------------------------------------------------------------------------
Net assets at end of year                   $ 19,905,879    $  9,046,544    $  2,314,921    $  9,387,001    $ 16,163,805
                                            ============================================================================
Plan's beneficial interest at end of year   $  3,999,372    $  2,361,276    $    316,250    $    932,262    $  1,351,523
                                            ============================================================================

                                                                Fixed
                                            International       Income          Loan
                                                Fund             Fund           Fund          Total
                                            ----------------------------------------------------------
Net assets at beginning of year             $  2,226,120    $         --   $    969,816   $ 46,641,769
Interest and investment income                   391,072         106,016             --      2,218,491
Contributions received:
   Employer Company, net of
     forfeitures
                                                     585              --             --      1,555,635
   Employees                                     646,476              --             --      5,247,762
Net realized and unrealized
   appreciation (depreciation)                  (327,047)             --             --      2,968,904
Loans to participants, net of
   repayments                                    (27,416)             --        259,818             --
Payments to participants                        (279,685)             --             --     (6,340,406)
Transfers (to) from other accounts                95,100              --             --             --
Transfer from AIP of PVH (Crystal
   Brands Division)                              860,158       4,469,523        142,161     14,058,692
                                            ----------------------------------------------------------
Net assets at end of year                   $  3,585,363    $  4,575,539   $  1,371,795   $ 66,350,847
                                            ==========================================================
Plan's beneficial interest at end of year   $    252,818    $         --   $    254,492   $  9,467,993
                                            ==========================================================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:

                                           Phillips-Van
                                            Heusen Corp.       Money
                                            Common Stock       Market           Bond           Balanced        Equity
                                                Fund            Fund            Fund             Fund           Fund
                                           --------------------------------------------------------------------------------
Net assets at beginning of year            $  14,625,212    $  8,498,272    $  1,657,989    $  4,302,940    $  6,120,414
Interest and investment income                   222,115         381,788         117,857         280,456         223,028
Contributions received:
   Employer Company, net of forfeitures        1,953,035         (32,080)           (345)            684          (2,348)
   Employees                                     433,614         811,506         391,239       1,146,084       1,746,932
Net realized and unrealized appreciation
   (depreciation)                              6,089,124              --         (51,827)        452,720       1,230,887
Loans to participants, net of repayments        (100,185)        (49,585)            290         (42,997)        (39,962)
Payments to participants                      (3,133,303)     (2,001,608)       (244,452)       (594,927)       (764,535)
Transfers (to) from other accounts              (477,019)       (728,934)        (52,286)        205,503         870,537
                                           --------------------------------------------------------------------------------
Net assets at end of year                  $  19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953
                                           ================================================================================
Plan's beneficial interest at end of year  $   4,474,122    $  2,528,399    $    275,456    $    725,489    $  1,008,380
                                           ================================================================================

                                           International       Loan
                                                Fund           Fund            Total
                                           --------------------------------------------
Net assets at beginning of year            $   1,440,828    $    717,488   $ 37,363,143
Interest and investment income                    63,686              --      1,288,930
Contributions received:
   Employer Company, net of forfeitures           (3,277)             --      1,915,669
   Employees                                     521,595              --      5,050,970
Net realized and unrealized appreciation
   (depreciation)                                246,777              --      7,967,681
Loans to participants, net of repayments         (19,889)        252,328             --
Payments to participants                        (205,799)             --     (6,944,624)
Transfers (to) from other accounts               182,199              --             --
                                           --------------------------------------------
Net assets at end of year                  $   2,226,120    $    969,816   $ 46,641,769
                                           ============================================
Plan's beneficial interest at end of year  $     175,227    $    178,488   $  9,365,561
                                           ============================================

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

E. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action, amendments subsequent to the most recent determination letter or series of events that have occurred that might adversely affect the qualified status of the Plan.

F. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                               December 31
                                                            1997          1996
                                                        -------------------------
Investments at fair value as determined by
  quoted market price:
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         424,247 and 305,400 shares, respectively *     $16,163,805   $ 9,384,931
       Fidelity Intermediate Bond Fund,
         227,623 and 180,402 shares, respectively         2,314,921     1,818,454
       Fidelity Puritan Fund, 484,360 and 333,553
         shares, respectively *                           9,387,001     5,750,449
       Templeton Foreign Fund, 360,337 and 214,876
         shares, respectively *                           3,585,363     2,226,115
     Phillips-Van Heusen Corp. Common Stock Fund
       1,394,679 and 1,359,381 shares, respectively *    19,905,879    19,541,102
Investments at estimated fair value:
   Common Trust Fund *                                    9,046,544     6,950,902
   Promissory notes (participant loans)                   1,371,795       969,816
Interest contract:
   Non-performing *                                       4,575,539            --
                                                        -------------------------
Total net assets                                        $66,350,847   $46,661,769
                                                        =========================
Plan's beneficial interest                              $ 9,467,993   $ 9,365,561
                                                        =========================

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

F. Assets of the Plan (continued)

During the years ended December 31, 1997 and 1996, net appreciation of the AIP Master Trust's investments was $2,968,904 and $7,967,681, respectively, as follows:

                                                        1997            1996
                                                     --------------------------
Fair value of assets determined by
  quoted market price:
     Phillips-Van Heusen Corp. Common Stock Fund     $  (299,112)   $ 6,089,124
     Fidelity Growth & Income Portfolio                2,721,432      1,230,887
     Fidelity Intermediate Bond Fund                      18,814        (51,827)
     Fidelity Puritan Fund                               854,817        452,720
     Templeton Foreign Fund                             (327,047)       246,777
                                                     --------------------------
Net appreciation in fair value                       $ 2,968,904    $ 7,967,681
                                                     ==========================
Plan's beneficial interest                           $   316,782    $ 1,513,860
                                                     ==========================


G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                        December 31
                                                                           1997
                                                                        ----------
Net assets available for plan benefits per the financial statements     $9,467,993
Less amounts allocated to withdrawn participants at December 31, 1997      295,118
                                                                        ----------
Net assets available for plan benefits per the Form 5500                $9,172,875
                                                                        ==========

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                        Year ended
                                                                        December 31
                                                                           1997
                                                                        -----------
Benefits paid to participants per the financial statements              $ 1,212,919
Add amounts allocated to withdrawn participants at December 31, 1997        295,118
Less amounts allocated to withdrawn participants at December 31, 1996      (294,809)
                                                                        -----------
Benefits paid to participants per the Form 5500                         $ 1,213,228
                                                                        ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

              AIP Master Trust Assets Held for Investment Purposes

                                December 31, 1997

                                                                                                 Market
      Identity of Issuer                     Description                    Cost                 Value
--------------------------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio           424,247 shares            $   11,505,482       $   16,163,805
Fidelity Intermediate Bond Fund              227,623 shares                 2,327,822            2,314,921
Fidelity Puritan Fund                        484,360 shares                 8,274,270            9,387,001
Templeton Foreign Fund                       360,337 shares                 3,624,622            3,585,363
Chase Manhattan Bank--
   Domestic Liquidity Fund                   9,046,544 shares               9,046,544            9,046,544
Phillips-Van Heusen Corporation Common
   Stock Fund                                1,394,679 shares *            17,708,524           19,905,879
Mutual Benefit Life Insurance Company        Interest Contract **           4,575,539            4,575,539
Promissory notes                             Participant loans              1,371,795            1,371,795
                                                                       -----------------------------------
                                                                       $   58,434,598       $   66,350,847
                                                                       ===================================

*    Party-in-interest investment (see Note C).

** Maturity date and interest rates are subject to statutory conservatorship rules.

                         Phillips-Van Heusen Corporation
                Associates Investment Plan for Hourly Associates

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1997

                                                              Purchase      Selling       Cost of       Net      Number of
      Party Involved              Description of Assets         Price        Price      Assets Sold    Gain    Transactions
---------------------------------------------------------------------------------------------------------------------------
Category (i)--Individual
  transactions in excess of
  5% of plan assets
Wachovia Bank, N.A.           Chase Domestic Liquidity Fund   $2,963,108

Category (iii)--Series of
  transactions in excess of
  5% of plan assets
Chase Manhattan Bank, N.A.    Chase Domestic Liquidity Fund    7,609,276   $5,513,634    $5,513,634   $     -      235

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1997.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996

                                    Contents

Report of Independent Auditors..............................................F-18

Financial Statements

Statements of Net Assets Available for Plan Benefits........................F-19
Statements of Changes in Net Assets Available for Plan Benefits.............F-20
Notes to Financial Statements ..............................................F-21

Supplemental Schedules

AIP Master Trust Assets Held for Investment Purposes  ......................F-32
AIP Master Trust Reportable Transactions ...................................F-33

Note: A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions. Parties-in-interest transactions are prohibited by the Employee Retirement Income Security Act of 1974 ("ERISA"), Section 406, and there is no statutory or administrative exemption.

                         Report of Independent Auditors

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
   Associates Investment Plan for Salaried Associates

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Salaried Associates as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of AIP Master Trust Assets Held for Investment Purposes as of December 31, 1997, and AIP Master Trust Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 18, 1998

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

              Statements of Net Assets Available for Plan Benefits

                                                              December 31
                                                          1997           1996
                                                      --------------------------
Assets
Investments (Notes A and E):
   Shares of registered investment companies:
     Equity Fund                                      $14,747,941    $ 8,328,323
     Bond Fund                                          1,958,204      1,514,892
     Balanced Fund                                      8,374,192      4,969,298
     International Fund                                 3,316,839      2,032,940
   Common stock--Employer Company Fund                 15,566,503     14,798,535
   Common Trust Fund *                                  6,560,602      4,242,876
   Interest contract:
     Non-performing (Note F)                            4,575,539             --
   Participant loans receivable                         1,077,960        778,391
                                                      --------------------------
Total investments                                      56,177,780     36,665,255

Liabilities                                                    --             --
                                                      ==========================
Net assets available for plan benefits                $56,177,780    $36,665,255
                                                      ==========================

* Consists of the Money Market Fund (Chase Manhattan Bank Domestic Liquidity
  Fund).


See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

         Statements of Changes in Net Assets Available for Plan Benefits

                                                        Year ended December 31
                                                           1997         1996
                                                       -------------------------
Additions
Net transfer from the PVH Associates Investment
   Plan for Hourly Associates                          $   155,597   $   210,184
Net transfer from the Associates Investment Plan
   of PVH (Crystal Brands Division)                     14,048,132            --
                                                       -------------------------
                                                        14,203,729       210,184
                                                       -------------------------
Contributions:
   Employer Company, net of forfeitures                  1,313,423     1,589,047
   Participants                                          4,430,685     4,189,780
                                                       -------------------------
                                                         5,744,108     5,778,827
Interest and investment income                           1,963,586     1,025,344
                                                       -------------------------
Total additions                                         21,911,423     7,014,355
                                                       -------------------------

Deductions
Payments to participants                                 5,026,675     5,050,131
                                                       -------------------------
Total deductions                                         5,026,675     5,050,131
                                                       -------------------------

Net realized and unrealized appreciation of
   investments (Note E)                                  2,627,777     6,338,290
                                                       -------------------------
Net increase                                            19,512,525     8,302,514
Net assets available for plan benefits at
   beginning of year                                    36,665,255    28,362,741
                                                       -------------------------
Net assets available for plan benefits at
   end of year                                         $56,177,780   $36,665,255
                                                       =========================

See notes to financial statements.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                          Notes to Financial Statements

                                December 31, 1997

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Salaried Associates (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

On October 1, 1997, the net assets of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Crystal Brands Plan") associated with salaried or former associates were merged into the Plan. All assets of the Crystal Brands Plan were held by State Street Bank (trustee of the Crystal Brands Plan through September 30, 1997). All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1,
1997) in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust"). The investment alternatives of the Crystal Brands Plan have included interest contracts with insurance companies, as discussed further in this note and Note F.

General

The Plan is a defined contribution plan covering salaried clerical employees of the Company who have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company. In accordance with the provisions of the Plan, participants age 55 or older may direct a portion of the Company contribution into any of the Plan's investment options.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Vesting

Amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of seven investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund: Funds are invested by the trustees in common shares of the Company. Common shares of the Company are purchased by the trustees in the open market.

      Money Market Fund: Funds are invested by the trustees in short-term obligations and money market instruments.

      Equity Fund: Funds are invested in shares of a registered investment company that invests primarily in common stock (Fidelity Growth & Income Portfolio).

      Bond Fund: Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund: Funds are invested in shares of a registered investment company that invests in common stock, preferred stocks and bonds (Fidelity Puritan Fund).

      International Fund: Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

      Fixed Income Fund: The balance in this fund represents an investment in an interest contract issued by Mutual Benefit Life Insurance Company which, as discussed in Note F, has been classified as non-performing at December 31, 1997 and 1996. No new uncommitted investments in interest contracts were made subsequent to June 30, 1991. Effective July 1, 1995, future contributions to this fund were prohibited. Upon release of frozen assets, funds will be transferred into the Money Market Fund where participants may elect to withdraw or transfer the funds to other investment options.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which the Plan accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market price or at fair value as determined by Chase Manhattan Bank for the applicable Chase investment funds. The interest contract is stated at cost plus accumulated interest. Purchase and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

All assets of the Plan are held by Chase Manhattan Bank (trustee of the Plan through September 30, 1997) and Wachovia Bank, N.A. (successor trustee of the Plan effective October 1, 1997), collectively "the trustees" of the Plan, in AIP Master Trust and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1997 and 1996, the AIP Master Trust purchased 41,891 and 101,653 shares, respectively, of the Company's common stock and received $205,332 and $203,852, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 58,705 and 143,919 shares of the Company's common stock during the years ended December 31, 1997 and 1996, respectively.

In connection with the merger of the Crystal Brands Plan on October 1, 1997, 52,112 shares of the Company's common stock were transferred into the AIP Master Trust.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1997 were as follows:

                                            Phillips-Van
                                            Heusen Corp.       Money
                                               Common          Market           Bond          Balanced         Equity
                                             Stock Fund         Fund            Fund            Fund            Fund
                                            ----------------------------------------------------------------------------
Net assets at beginning of year             $ 19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953
Interest and investment income                   211,070         551,149         125,621         502,825         330,738
Contributions received:
   Employer Company, net of
     forfeitures                               1,620,371         (51,060)             73          (2,835)        (11,499)
   Employees                                     423,500         670,327         350,969       1,193,105       1,963,385
Net realized and unrealized
   appreciation (depreciation)                  (299,112)             --          18,814         854,817       2,721,432
Loans to participants, net of
   repayments                                    (77,679)        (45,092)          4,773         (42,561)        (71,843)
Payments to participants                      (1,962,154)     (1,707,477)       (255,224)       (802,958)     (1,332,908)
Transfers (to) from other accounts              (446,731)       (226,623)        (85,827)        236,828         427,253
Transfer from AIP of PVH (Crystal
   Brands Division)                              824,021       2,975,961         337,257       1,697,317       2,752,294
                                            ----------------------------------------------------------------------------
Net assets at end of year                   $ 19,905,879    $  9,046,544    $  2,314,921    $  9,387,001    $ 16,163,805
                                            ============================================================================
Plan's beneficial interest at end of year   $ 15,566,503    $  6,560,602    $  1,958,204    $  8,374,192    $ 14,747,941
                                            ============================================================================


                                                              Fixed
                                            International     Income           Loan
                                                Fund           Fund            Fund           Total
                                            ----------------------------------------------------------
Net assets at beginning of year             $  2,226,120    $       --     $    969,816   $ 46,641,769
Interest and investment income                   391,072         106,016           --        2,218,491
Contributions received:
   Employer Company, net of
     forfeitures                                     585              --             --      1,555,635
   Employees                                     646,476              --             --      5,247,762
Net realized and unrealized
   appreciation (depreciation)                  (327,047)             --             --      2,968,904
Loans to participants, net of
   repayments                                    (27,416)             --        259,818             --
Payments to participants                        (279,685)             --             --     (6,340,406)
Transfers (to) from other accounts                95,100              --             --             --
Transfer from AIP of PVH (Crystal
   Brands Division)                              860,158       4,469,523        142,161     14,058,692
                                            ----------------------------------------------------------
Net assets at end of year                   $  3,585,363    $  4,575,539   $  1,371,795   $ 66,350,847
                                            ==========================================================
Plan's beneficial interest at end of year   $  3,316,839    $  4,575,539   $  1,077,960   $ 56,177,780
                                            ==========================================================

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1996 were as follows:

                                            Phillips-Van
                                            Heusen Corp.       Money
                                            Common Stock       Market           Bond          Balanced        Equity
                                                Fund            Fund            Fund            Fund            Fund
                                            ----------------------------------------------------------------------------
Net assets at beginning of year             $ 14,625,212    $  8,498,272    $  1,657,989    $  4,302,940    $  6,120,414
Interest and investment income                   222,115         381,788         117,857         280,456         223,028
Contributions received:
   Employer Company, net of
     forfeitures                               1,953,035         (32,080)           (345)            684          (2,348)
   Employees                                     433,614         811,506         391,239       1,146,084       1,746,932
Net realized and unrealized
   appreciation (depreciation)                 6,089,124              --         (51,827)        452,720       1,230,887
Loans to participants, net of
   repayments                                   (100,185)        (49,585)            290         (42,997)        (39,962)
Payments to participants                      (3,133,303)     (2,001,608)       (244,452)       (594,927)       (764,535)
Transfers (to) from other accounts              (477,019)       (728,934)        (52,286)        205,503         870,537
                                            ----------------------------------------------------------------------------
Net assets at end of year                   $ 19,612,593    $  6,879,359    $  1,818,465    $  5,750,463    $  9,384,953
                                            ============================================================================
Plan's beneficial interest at end of year   $ 14,798,535    $  4,242,876    $  1,514,892    $  4,969,298    $  8,328,323
                                            ============================================================================



                                            International       Loan
                                                Fund            Fund           Total
                                            -------------------------------------------
Net assets at beginning of year             $  1,440,828    $    717,488   $ 37,363,143
Interest and investment income                    63,686              --      1,288,930
Contributions received:
   Employer Company, net of
     forfeitures                                  (3,277)             --      1,915,669
   Employees                                     521,595              --      5,050,970
Net realized and unrealized
   appreciation (depreciation)                   246,777              --      7,967,681
Loans to participants, net of
   repayments                                    (19,889)        252,328             --
Payments to participants                        (205,799)             --     (6,944,624)
Transfers (to) from other accounts               182,199              --             --
                                            -------------------------------------------
Net assets at end of year                   $  2,226,120    $    969,816   $ 46,641,769
                                            ===========================================
Plan's beneficial interest at end of year   $  2,032,940    $    778,391   $ 36,665,255
                                            ===========================================

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

E. Assets of the Plan

Assets of the Plan are included in the assets of the AIP Master Trust held by the trustees. The assets of the AIP Master Trust are presented in the following table. Investments that represent 5% or more of the AIP Master Trust's total net assets are identified by an asterisk.

                                                                December 31
                                                            1997          1996
                                                        -------------------------
Investments at fair value as determined
  by quoted market price:
     Shares of registered investment companies:
       Fidelity Growth & Income Portfolio,
         424,247 and 305,400 shares, respectively *     $16,163,805   $ 9,384,931
       Fidelity Intermediate Bond Fund,
         227,623 and 180,402 shares, respectively         2,314,921     1,818,454
       Fidelity Puritan Fund, 484,360 and 333,553
         shares, respectively *                           9,387,001     5,750,449
       Templeton Foreign Fund, 360,337 and
         214,876 shares, respectively *                   3,585,363     2,226,115
     Phillips-Van Heusen Corp. Common Stock Fund,
       1,394,679 and 1,359,381 shares, respectively *    19,905,879    19,541,102
Investments at estimated fair value:
   Common Trust Fund *                                    9,046,544     6,950,902
   Promissory notes (participant loans)                   1,371,795       969,816
Interest Contract:
   Non-performing *                                       4,575,539            --
                                                        -------------------------
Total net assets                                        $66,350,847   $46,641,769
                                                        =========================
Plan's beneficial interest                              $56,177,780   $36,665,255
                                                        =========================

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

E. Assets of the Plan (continued)

During the years ended December 31, 1997 and 1996, net appreciation of the AIP Master Trust's investments was $2,968,904 and $7,967,681, respectively, as follows:

                                                              1997           1996
                                                          --------------------------
Fair value of assets determined by quoted market price:
     Phillips-Van Heusen Corp. Common Stock Fund          $  (299,112)   $ 6,089,124
     Fidelity Growth & Income Portfolio                     2,721,432      1,230,887
     Fidelity Intermediate Bond Fund                           18,814        (51,827)
     Fidelity Puritan Fund                                    854,817        452,720
     Templeton Foreign Fund                                  (327,047)       246,777
                                                          --------------------------
Net appreciation in fair value                            $ 2,968,904    $ 7,967,681
                                                          ==========================
Plan's beneficial interest                                $ 2,627,777    $ 6,338,290
                                                          ==========================

F. Non-Performing Interest Contract

On July 16, 1991, on application of the Insurance Commissioner of the State of New Jersey, the Superior Court of New Jersey placed the Mutual Benefit Life Insurance Company ("MBLIC") into rehabilitation. Effective June 30, 1991, allocation of interest on MBLIC interest contracts to participants was suspended, and on January 1, 1992, the interest accrual rate on all MBLIC contracts was reduced to 3% in accordance with the recommendation of the Deputy Rehabilitator of MBLIC.

On November 10, 1993, the court approved a plan of rehabilitation for MBLIC. The rehabilitation plan provides investors with two alternatives consisting of either (1) participating ("opt-in") in the plan, or (2) not participating ("opt-out") in the plan. Investors electing to opt-in are projected to receive 100% of their July 16, 1991 investment balance over a four-year period from December 31, 1999 to December 31, 2003. Investors who elected to opt-out received approximately 55% of their July 16, 1991 investment balance no later than mid-1996. The Plan's interest contract with MBLIC is not covered by state guaranty associations. For certain investments not covered by state guaranty associations, including the Plan's interest contract, the rehabilitation provides, for those investors electing to opt-in, reinsurance by a consortium of insurance companies including the Prudential Insurance Company of America and the Metropolitan Life Insurance Company.

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

F. Non-Performing Interest Contract (continued)

State Street Bank, the former trustee of the Crystal Brands Plan, elected to opt-in to the MBLIC rehabilitation plan. State Street Bank made this decision after review and analysis of the rehabilitation plan and the financial strength of the reinsurers. Based on the MBLIC rehabilitation plan, including the reinsurance provision, no adjustment to the carrying value of the MBLIC interest contract was made. The Plan's MBLIC interest contract was credited with interest at 6.35% for January 1, 1997 through June 30, 1997 and 9.75% for July 1, 1997 through December 31, 1997.

G. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "IRC") and, therefore, its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated April 27, 1995. The Administrative Committee of the Plan is not aware of any course of action, amendments subsequent to the most recent determination letter or series of events that have occurred that might adversely affect the qualified status of the Plan.

H. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                        December 31
                                                                           1997
                                                                        -----------
Net assets available for plan benefits per the financial statements     $56,177,780
Less amounts allocated to withdrawn participants at December 31, 1997     1,223,049
                                                                        ===========
Net assets available for plan benefits per the Form 5500                $54,954,731
                                                                        ===========

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    Notes to Financial Statements (continued)

H. Differences Between Plan Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                        Year ended
                                                                        December 31
                                                                           1997
                                                                        -----------
Benefits paid to participants per the financial statements              $ 5,026,675
Add amounts allocated to withdrawn participants at December 31, 1997      1,223,049
Less amounts allocated to withdrawn participants at December 31, 1996      (856,171)
                                                                        -----------
Benefits paid to participants per the Form 5500                         $ 5,393,553
                                                                        ===========

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

              AIP Master Trust Assets Held for Investment Purposes

                                December 31, 1997

                                                                                  Market
      Identity of Issuer                   Description               Cost         Value
------------------------------------------------------------------------------------------
Fidelity Growth & Income Portfolio       424,247 shares          $11,505,482   $16,163,805
Fidelity Intermediate Bond Fund          227,623 shares            2,327,822     2,314,921
Fidelity Puritan Fund                    484,360 shares            8,274,270     9,387,001
Templeton Foreign Fund                   360,337 shares            3,624,622     3,585,363
Chase Manhattan Bank--
   Domestic Liquidity Fund               9,046,544 shares          9,046,544     9,046,544
Phillips-Van Heusen Corporation Common
   Stock Fund                            1,394,679 shares *       17,708,524    19,905,879
Mutual Benefit Life Insurance Company    Interest Contract **      4,575,539     4,575,539
Promissory notes                         Participant loans         1,371,795     1,371,795
                                                                 -------------------------
                                                                 $58,434,598   $66,350,847
                                                                 =========================

*  Party-in-interest investment (see Note C).

** Maturity date and interest rates are subject to statutory conservatorship rules (see Note F).

                         Phillips-Van Heusen Corporation
               Associates Investment Plan for Salaried Associates

                    AIP Master Trust Reportable Transactions

                          Year ended December 31, 1997

                                                                         Purchase     Selling      Cost of       Net      Number of
      Party Involved                       Description of Assets          Price        Price     Assets Sold    Gain    Transactions
------------------------------------------------------------------------------------------------------------------------------------
Category (i)--Individual transactions
  in excess of 5% of plan assets
Wachovia Bank, N.A.                     Chase Domestic Liquidity Fund   $2,963,108

Category (iii)--Series of transactions
  in excess of 5% of plan assets
Chase Manhattan Bank, N.A.              Chase Domestic Liquidity Fund    7,609,276  $5,513,634   $5,513,634     $   --      235

There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1997.

                                                                         Exhibit

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Associates Investment Plan for Hourly Associates of Phillips-Van Heusen Corporation of our report dated June 18, 1998, with respect to the financial statements and schedules of the Associates Investment Plan for Hourly Associates included in this Annual report (form 11-K) for the year ended December 31, 1997.


                                    /s/ Ernst & Young LLP


New York, New York
June 18, 1998

                                                                         Exhibit

                       [LETTERHEAD OF ERNST & YOUNG LLP]

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Associates Investment Plan for Salaried Associates of Phillips-Van Heusen Corporation of our report dated June 18, 1998, with respect to the financial statements and schedules of the Associates Investment Plan for Salaried Associates included in this Annual report (form 11-K) for the year ended December 31, 1997.


                                    /s/ Ernst & Young LLP


New York, New York
June 18, 1998